FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

ORDINARY GENERAL MEETING OF SHAREHOLDERS (AGM)

TO BE HELD ON TUESDAY, 2 JUNE 2009, AT 13:00 HOURS

Pursuant to the provisions of Companies’ Act 2190/1920 (the Companies Act) and of law 2396/96 on dematerialized shares, and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 6 May 2009, the Shareholders of National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s AGM to be held at 13:00 hours on Tuesday, 2 June 2009 at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.                                       Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2008 (i.e. 1 January 2008 – 31 December 2008).

2.                                       Submission for approval of the annual financial statements for the financial year 2008 (i.e. 1 January 2008 - 31 December 2008). Profit appropriation.

3.                                       Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece and of P&K Investment Services S.A., which was absorbed by the Bank, from any liability for indemnity regarding the annual financial statements and management for the year 2008  (i.e. 1 January 2008 - 31 December 2008).

4.                                       Approval of the remuneration of the Board of Directors of the Bank and of the absorbed P&K Investment Services S.A. for the financial year 2008 (pursuant to Article 24, par. 2 of the Companies Act). Determination of

the Chief Executive Officer’s, the Deputy Chief Executive Officer’s and non-executive Directors’ remuneration until the Bank’s AGM of 2010. Approval of the remuneration of the Bank’s Directors for the financial year 2008 in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration and Risk Management  Committees, and determination of their remuneration until the Bank’s AGM of 2010.

5.                                       Approval of the members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Article 23, par. 1 of the Companies Act and Article 30, par. 1 of the Bank’s Articles of Association).

6.                                       Announcement of a Board member’s election in replacement of a Board member who resigned, and announcement of a Greek State representative’s appointment to the Board as an additional, sixteenth member thereof, also in accordance with the relevant resolution of the Bank’s Extraordinary General Meeting of Shareholders (EGM) of 22 January 2009 and the provisions of law 3723/2008 on “the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis”.

7.                                       Election of regular and substitute Certified Auditors for the Bank’s financial statements and the Group’s consolidated financial statements, and determination of their remuneration, for 2009.

8.                                       Announcements and other approvals.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. Shareholders who wish to participate in the AGM in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators and receive from them the relevant certificate, issued by the CSD, and submit it to the Bank (Head Office, network branches or the

Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the AGM (i.e. by Thursday, 28 May 2009).

2.                                       Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate, issued and delivered to them by the CSD, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the AGM (i.e. by Thursday, 28 May 2009).

Shareholders that are legal entities are further required to submit their legalization documents to the Bank within the same deadline as above by law, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

Similarly, shareholders who wish to participate in the AGM by proxy should deliver their proxy documents to the Bank by Thursday, 28 May 2009.

For their convenience, Shareholders who wish to participate in the AGM may authorize the Bank to take steps to block their shares on their behalf. (Shareholders Department contact tel. nos. +30 210 334 3414/16/21/26/28/60/94, and fax nos. +30 210 334 3404/06/10).

Athens, 6 May 2009
By order of the Board of Directors
EFSTRATIOS-GEORGIOS (TAKIS) ARAPOGLOU
Chairman of the Board of Directors and
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date: 6th May, 2009

Vice Chairman – Deputy Chief Executive Officer